Exhibit 1.20

ALTIA | Q3

JANUARY–SEPTEMBER 2020

Business Review

Strong third quarter, guidance updated

January–September 2020 compared to January–September 2019

•	Reported net sales decreased by 5.5% to EUR 235.9 (249.5) million

•	In constant currencies net sales decreased by 4.7%

•	The Finland & Exports segment’s net sales were EUR 82.8 (90.9) million

•	The Scandinavia segment’s net sales were EUR 77.5 (76.3) million; in constant currencies net sales grew by 4.1%

•	Altia Industrial’s net sales were EUR 75.5 (82.4) million

•	Comparable EBITDA was EUR 33.4 (25.1) million, 14.2% (10.1%) of net sales

•	Items affecting comparability were EUR -6.6 (-1.8) million

•	Reported EBITDA was EUR 26.8 (23.3) million, 11.4% (9.3%) of net sales

•	Net cash flow from operating activities was EUR 5.9 (-0.8) million

•	Net debt / comparable EBITDA (rolling 12 months) was 0.7 (2.0)

July–September 2020 compared to July–September 2019

•	Reported net sales increased by 2.5% to EUR 86.6 (84.5) million

•	In constant currencies net sales grew by 2.5%

•	Comparable EBITDA was EUR 14.6 (11.4) million, 16.9% (13.5%) of net sales

•	Items affecting comparability were EUR -5.9 (-1.6) million mainly relating to the merger plan of Altia and Arcus

•	Reported EBITDA was EUR 8.8 (9.8) million, 10.1% (11.6%) of net sales

•	Altia’s guidance for 2020 was suspended on 29 April 2020 due to the uncertainties related to the COVID-19 pandemic. Despite the uncertainties in the fourth quarter, Altia is providing an updated guidance for 2020. Following the strong profitability development during the first nine months of the year, Altia expects comparable EBITDA for 2020 to be higher than in 2019 (2019: EUR 44.8 million).

•	Altia and Arcus merger to form a leading Nordic wine and spirits brand house was announced.

This is not an interim report as specified in the IAS 34 standard. The company complies with half-yearly reporting, in accordance with the Finnish Securities Markets Act and discloses business reviews for the first three- (Q1) and nine-month (Q3) periods of the year. The figures in the review are unaudited. Reconciliation of alternative key ratios to IFRS figures is presented in the appendix on page 12.

For important information for U.S. shareholders, please see “Important Information” on page 11.

Key figures

	Q3 20	Q3 19	Q1-Q3 20	Q1-Q3 19	2019
Net sales, EUR million	86.6	84.5	235.9	249.5	359.6
Comparable EBITDA, EUR million	14.6	11.4	33.4	25.1	44.8
% of net sales	16.9	13.5	14.2	10.1	12.4
Reported EBITDA, EUR million	8.8	9.8	26.8	23.3	43.1
Comparable operating result, EUR million	10.3	6.9	20.3	11.6	26.8
% of net sales	11.9	8.2	8.6	4.7	7.5
Operating result, EUR million	4.5	5.3	13.7	9.8	25.1
Result for the period, EUR million	3.1	4.0	10.5	8.0	18.4
Earnings per share, EUR	0.08	0.11	0.29	0.22	0.51
Net cash flow from operating activities, EUR million	-4.4	3.2	5.9	-0.8	52.6
Net debt/comparable EBITDA, rolling 12 months	0.7	2.0	0.7	2.0	0.6
Average number of personnel	655	677	652	693	682

Business Review | January–September 2020 | 6 November 2020 | page 2

CEO Pekka Tennilä:

“I am pleased to see such strong results in the third quarter with both net sales and profitability improving from last year. We have continued to manage these exceptional times very well and the strong results reflect the resilience of our business and employees. I want to thank all employees for their hard work and commitment during these unusual times.

During the third quarter, we have seen changing COVID-19 restrictions in our home markets. Following the rising number of COVID-19 cases towards the end of the third quarter, new restrictions were imposed, and this immediately impacted us as well. However, we have activated our brands and we have succeeded in keeping our production running without major disruptions. Our highest priority continues to be the safety of our employees.

In the monopolies volumes have remained at record-high level as consumers have continued to shift purchases from travel retail and on-trade to the monopolies. In the Finland & Exports segment, we saw a momentary recovery of travel retail and on-trade, while the monopoly channel continued to grow during the third quarter. In the Scandinavia segment, Norway continued its strong performance in both wines and spirits. In Sweden, spirits continued their strong growth and we gained market share in the strategically important gin, liquour and rum segments. In Altia Industrial, net sales growth was driven by the sale of cognac inventory and the growing but stabilising demand for ethanol during the quarter. Contract manufacturing and starch volumes continued to be negatively impacted by COVID-19.

Despite the challenging market and operating environment, profitability improved in all three segments during the first nine months of the year. Comparable EBITDA improved by 33.1%, or EUR 8.3 million to EUR 33.4 million. The drivers for the solid profitability improvement were the Altia Industrial segment, strong sales and continued revenue management in the monopolies, as well as Group-wide cost savings measures.

Altia’s financial position has strengthened further during the first nine months with a positive development of net cash flow from operations. The improvement of EBITDA and the positive development of net working capital contributed to the development, and net cash flow from operations totalled EUR 5.9 (-0.8) million at the end of the period. The liquidity position of the Group has also remained strong throughout the period.

During this year, our innovations for our spirits brands have been very successful in international competitions. The most recent acknowledgement and a true testament for our innovation work is the award for the “Vodka Producer of the Year” by the International Spirits Challenge. This further strengthens our position as the Nordic innovation role model in the beverage industry. We are also continuously working on developing our digital platforms, viinimaa.fi and folkofolk.se. The user traffic on these platforms has been growing constantly, and the platforms are playing an increasingly important role in connecting consumers with our brands and products.

Business Review | January–September 2020 | 6 November 2020 | page 3

Altia is a forerunner in sustainability in our industry. In our sustainability roadmap, packaging plays an important role and we aim for 100% recyclable packaging. PET bottles are a sustainable choice as their carbon footprint is 60% lower than that of a glass bottle. Within PET bottles, our aim is to increase the content of recycled plastic to 100% by 2030 compared to the EU requirement of 30% by 2030. During the quarter, we have launched our first products packed in rPET bottles which include recycled plastic.

In September, we announced the merger of Altia and Arcus to form a leading Nordic wine and spirits brand house – ANORA GROUP. Altia’s Board of Directors has convened an Extraordinary General Meeting to make a decision on the merger on 12 November 2020. In addition, customary regulatory approvals are needed before the completion of the merger, which is expected to take place during the first half of 2021.

Towards the rest of the year, the uncertainties related to COVID-19 have escalated and the negative impacts on Altia’s last and most important quarter are expected to be substantial. The restrictions on social gatherings will limit the festive season and hence impact negatively the Christmas sales. Especially in Scandinavia, the sales volumes of glögg and aquavit are expected to be lower than in the previous year. Further, the significant negative impact on sales in travel retail is expected to continue.

In Altia Industrial, the escalated uncertainties relate to the decreased demand for starch, the tight situation on the ethanol market, the lower contract manufacturing volumes and the expected higher cost base due to increased barley cost.

Despite the uncertainties in the fourth quarter, we are providing an updated guidance for 2020. Following the strong profitability development during the first nine months of the year, we expect comparable EBITDA for 2020 to be higher than in 2019.”

Business Review | January–September 2020 | 6 November 2020 | page 4

Financial review

Net sales

In January–September, reported net sales decreased by 5.5% to EUR 235.9 (249.5) million. In constant currencies, net sales decreased by 4.7%.

The net sales decline was driven mainly by the significant negative impacts of COVID-19 on sales in travel retail and contract manufacturing volumes. The normalised barley price and the business model change in Denmark (Q2 2019) also impacted net sales negatively.

Net sales of beverage products decreased by 3.0% in constant currencies. In all three monopolies, Altia’s net sales increased, driven by strong net sales growth in spirits. However, total spirits net sales declined due to the negative COVID-19 impacts on travel retail, on-trade and exports. In wine, net sales decreased from last year’s level, driven by partner portfolio changes in Q2 2020 and the release of a tax provision (EUR 0.5 million) in Q2 2019. The net sales decline in Other beverages was due to partner portfolio changes last year (Q3 2019).

In the third quarter, reported net sales increased by 2.5% to EUR 86.6 (84.5) million. In constant currencies, net sales increased by 2.5%.

The net sales growth was driven by the Scandinavia and Altia Industrial segments. In the Scandinavia segment, the net sales growth was driven by the strong performance in Norway in both wines and spirits. In Altia Industrial, the net sales growth was driven by the sale of cognac inventory as part of long-term working capital management. The net sales decline in the Finland & Exports segment was driven by the lower sales in travel retail and on-trade.

In the third quarter, net sales of beverage products increased by 0.8% in constant currencies. Total spirits sales grew driven by strong monopoly sales, offsetting the negative impacts of COVID-19. Wine sales were negatively impacted by partner portfolio changes in Q2 2020.

Net sales by segment

EUR million	Q3 20	Q3 19	Change, %	Q1-Q3 20	Q1-Q3 19	Change, %	2019
Finland & Exports	29.8	31.2	-4.4	82.8	90.9	-8.8	128.6
Scandinavia	27.4	25.6	7.2	77.5	76.3	1.7	120.7
Altia Industrial	29.4	27.7	6.0	75.5	82.4	-8.3	110.2
Total	86.6	84.5	2.5	235.9	249.5	-5.5	359.6

Business Review | January–September 2020 | 6 November 2020 | page 5

Net sales by product category

EUR million	Q3 20	Q3 19	Change, %	Q1-Q3 20	Q1-Q3 19	Change, %	2019
Spirits	30.6	29.2	4.8	83.8	85.6	-2.1	121.3
Wine	26.1	26.8	-2.6	74.9	79.1	-5.3	124.9
Other beverages	0.5	0.8	-37.5	1.7	2.5	-32.0	3.1
Industrial products and services	29.4	27.7	6.0	75.5	82.4	-8.3	110.2
Total	86.6	84.5	2.5	235.9	249.5	-5.5	359.6

Profitability

In January–September, comparable EBITDA, i.e. EBITDA excluding items affecting comparability (IAC), was EUR 33.4 (25.1) million, which was 14.2% (10.1%) of net sales. Items affecting comparability totalled EUR -6.6 (-1.8) million and were mainly related to the merger plan of Altia and Arcus. Reported EBITDA was EUR 26.8 (23.3) million.

In January-September, the improvement in comparable EBITDA amounted to EUR 8.3 million and profitability improved in all three segments. The drivers for the solid profitability development were the Altia Industrial segment, strong sales and continued revenue management in the monopolies, as well as Group-wide cost savings measures. In Altia Industrial, the significant improvement was related to the normalised barley price, strong ethanol sales and supply chain efficiencies.

Comparable EBITDA by segment

EUR million	Q3 20	Q3 19	Q1-Q3 20	Q1-Q3 19	2019
Finland & Exports	5.5	5.0	13.8	13.3	20.6
Scandinavia	1.9	1.3	4.7	3.0	12.1
Altia Industrial	6.5	3.6	13.6	6.9	11.4
Other	0.7	1.5	1.3	2.0	0.7
Total	14.6	11.4	33.4	25.1	44.8
% of net sales	16.9	13.5	14.2	10.1	12.4

Items affecting comparability are presented in the appendix on page 12.

Cash flow and balance sheet

In January–September, net cash flow from operations totaled EUR 5.9 (-0.8) million. The good development in net cash flow from operations was driven by the improved EBITDA and working capital management. The receivables sold amounted to EUR 50.3 (44.8) million at the end of the period. The increase in receivables sold was related to the increased receivables from the monopolies due to higher sales in the monopoly channels in Sweden and Finland, together with the calendar effect.

At the end of the reporting period, the Group’s net debt amounted to EUR 37.4 (81.4) million. The gearing ratio at the end of the reporting period was 24.5% (57.9%), while the equity ratio was 37.1% (37.4%). The reported net debt to comparable EBITDA was 0.7 (2.0). Altia Group’s liquidity position has been strong throughout the period due to the positive development of operational cash flow and the actions to secure liquidity during the pandemic by issuing commercial papers.

The Group has a revolving credit facility of EUR 60.0 (60.0) million, of which EUR 0.0 (0.0) million was in use at the end of the reporting period. The nominal value of commercial papers issued amounted to EUR 30.0 (12.0) million at the end of the reporting period.

The total of the consolidated balance sheet was EUR 410.6 (375.2) million at the end of the period. The growth of the total balance sheet was related to the Group’s strong cash position following commercial paper issues and a strong operational cash flow.

Business Review | January–September 2020 | 6 November 2020 | page 6

Impacts of COVID-19

The restrictions and instructions from governments and health authorities have a significant impact on Altia’s operating environment. The visibility for the rest of the year continues to be poor and forecasting is difficult. Uncertainty in the economy remains at a high level and the risk of an economic slowdown is high. The key impacts and uncertainties of COVID-19 are described below.

Consumer beverages (Finland & Exports and Scandinavia segments)

•	Sales to the monopolies and the grocery trade are affected by the recovery of travel retail and on-trade channels.

•	Despite consumers shifting purchases of alcoholic beverages to monopolies and the exceptionally high monopoly volumes, the sales to monopolies will not compensate the shortfall coming from travel retail, exports and on-trade.

•	The restrictions on social gatherings will limit the festive season and hence impact negatively the Christmas sales. Especially in Scandinavia, the sales volumes of glögg and aquavit are expected to be lower than in the previous year.

•	The recovery of travel retail, exports and on-trade depends on the level and extent of government restrictions and recommendations on travel, movement and social distancing, and how these restrictions impact consumer behaviour.

•	The pace of recovery is difficult to estimate. It is affected by changes in consumer behaviour and expected to vary across sales channels: on-trade channels could be expected to recover faster than travel retail.

•	Uncertainty in the sales to the monopoly channel is related to 1) the monopoly channel remaining open and continuing normal operations which could be dependent on, for example, the health of the monopolies’ personnel and political decision-making, and to 2) Altia’s ability to deliver products.

Altia Industrial

•	Uncertainty is high both in industrial products and services. The demand for starch has weakened due to the decreased demand for printing paper. The stable development of feed component volumes is expected to continue. The ethanol market is expected to stay tight but stable as in Q3. However, due to the continued increased demand for ethanol on global markets, purchase prices for imported ethanol have increased, lowering technical ethanol margins. Volumes in industrial services are expected to be negatively impacted by COVID-19.

•	Uncertainty in Altia’s ability to deliver to the beverage sales channels (monopolies and grocery trade) is related to the availability of products and raw materials such as bulk wine, dry goods and partner goods.

•	Following the second wave of COVID-19 and the increasing number of cases in the countries where Altia has production and logistics operations, the risks related to the health and safety of Altia’s employees have increased and the risk for supply chain disturbances is higher. Uncertainty concerning the availability of machinery spare parts and the maintenance workforce continues.

Measures to adjust cost structure

•	Close follow-up of sales and profitability development continues, and additional cost savings actions are implemented when necessary.

Group financial position

•	COVID-19 may impact Altia’s financial position in many ways and increase the uncertainty related to the values of its assets. Due to this Altia has assessed the impact of the pandemic on its financial position and has considered the values of assets and liabilities that include critical accounting estimates and require management judgement. The identified and expected effects have been taken into consideration in the reported figures and in the forecasts requiring management judgement.

•	Altia has reviewed the book value of the goodwill and other intangible assets consisting mainly of Trademarks, assessed the impact of the COVID-19 to the forecasted profitability together with other assumptions used for impairment testing or for evaluating the amortization periods of the intangible assets and concluded that there is no indication that goodwill or trademarks would be impaired.

•	The value of Inventory is monitored on a regular basis also for slow moving items. COVID-19 has not had a material impact on the value of inventory.

•	The credit risk of trade receivables and the amount of expected credit losses has been analysed at the end of each reporting period. Overdue receivables have been assessed on a customer level and expected default rates have been taken into consideration in the valuation. Based on the review no material adverse impacts on the value of trade receivables have been identified.

•	The strict focus on net working capital management will continue in the upcoming quarters together with other liquidity securing actions. Altia’s liquidity position was good throughout the review period.

Business Review | January–September 2020 | 6 November 2020 | page 7

Segments during January-September 2020

Finland & Exports

The Finland & Exports segment comprises the import, sale and marketing of wines, spirits and other beverages in Finland and the Baltics, as well as exports and travel retail.

In January–September, net sales in the Finland & Exports segment were EUR 82.8 (90.9) million, down by 8.8% from the previous year.

The net sales decline was driven by travel retail, where the negative impact of the COVID-19 restrictions was significant. In the monopoly channel, market volumes were high, as consumers shifted purchases from on-trade and travel retail to the monopoly. Altia’s net sales in the monopoly grew from the previous year, driven by strong spirits sales. Wine sales were negatively impacted by partner portfolio changes and the release of a tax provision (EUR 0.5 million) in Q2 2019. In the Finnish grocery trade, the stable growth continued throughout the period. In exports, net sales decreased due to COVID-19 restrictions. In the Baltics, the stable development in the domestic grocery trade partly offset the decrease in border and harbour trade.

In January-September, comparable EBITDA was EUR 13.8 (13.3) million, 16.6% (14.6%). Strong sales in the monopoly, revenue management and implemented cost savings measures supported the improvement in profitability, offsetting the negative impact from loss of sales in exports and travel retail due to COVID-19.

In the third quarter, the wine portfolio in Finland was strengthened with new distribution agreements with two German wine producers.

Scandinavia

The Scandinavia segment comprises the import, sale and marketing of wines, spirits and other beverages in Sweden, Norway and Denmark.

In January-September, the reported net sales of the Scandinavia segment were EUR 77.5 (76.3) million, up by 1.7% from the previous year. In constant currencies, net sales grew by 4.1%.

The net sales growth was driven by the strong market development in the monopolies due to COVID-19 and consumers shifting purchases to the monopolies. In Sweden, Altia’s spirits sales growth was strong in the monopoly, resulting in positive market share development in the strategically important gin, rum and liqueur categories. Wine sales in Sweden were negatively impacted by partner portfolio changes. In Norway, net sales growth was strong across all categories, increasing market shares. COVID-19 restrictions impacted sales in on-trade negatively. The business model change in Denmark (Q2 2019) impacted net sales negatively.

In January-September, comparable EBITDA was EUR 4.7 (3.0) million, 6.1% (3.9%) of net sales. Strong sales in the monopolies, revenue management and implemented cost savings measures supported the improvement in profitability. Reported comparable EBITDA was impacted negatively by exchange rate developments, especially of the Norwegian krona.

Business Review | January–September 2020 | 6 November 2020 | page 8

In the third quarter, ahead of the important glögg season, new exciting novelties were launced in the Blossa offering. In addition to the annual Blossa 2020, a new flavour and a low-alc version were added in the sparkling glöggs category.

Altia Industrial

The Altia Industrial segment comprises Koskenkorva plant operations, starch, feed component and technical ethanol businesses, as well as contract manufacturing services. It also includes supply chain operations, i.e. production operations in different countries, customer service, logistics and sourcing.

In January–September, Altia Industrial’s net sales were EUR 75.5 (82.4) million, down by 8.3% from the previous year.

The net sales decline was mainly driven by the decrease of contract manufacturing volumes due to COVID-19 restrictions and phasings at the beginning of the year. The demand for technical ethanol has been strong during the COVID-19 pandemic, and Altia’s volumes were higher than last year. The negative volume development of starch due to weak demand for printing paper and lower barley prices impacted net sales negatively.

In January-September, comparable EBITDA was EUR 13.6 (6.9) million, 18.0% (8.3%) of net sales. The improvement in profitability was related to the normalised barley price, the positive development of technical ethanol and improved supply chain efficiencies.

During Q3, Altia continued to reduce its cognac inventory as part of long-term working capital management. Proceeds from the sale impacted Q3 net sales and profitability positively. The full-year impact is not significant.

Altia’s share

Flagging notifications

During July–September 2020, Altia was informed of the following change in ownership:

•	On 7 October 2020, Lazard Asset Management LLC notified of their ownership exceeding the threshold of 5% with a holding of 5.02% of which 1.47% are shares with voting rights attached.

Governance

Composition of the Shareholders’ Nomination Board

In July, Altia announced that its three largest registered shareholders (shareholder register maintained by Euroclear Finland Ltd as per 1 June 2020) have nominated the following representatives to the Shareholders’ Nomination Board:

‒	Pekka Hurtola, the Ownership Steering Department in the Prime Minister’s Office

‒	Annika Ekman, Ilmarinen Mutual Pension Insurance Company

‒	Hanna Kaskela, Varma Mutual Pension Insurance Company

In its organising meeting on 1 July 2020, the Nomination Board elected Pekka Hurtola as its Chairman. The Chairman of Altia’s Board of Directors, Sanna Suvanto-Harsaae acts as an expert member in the Nomination Board.

Proposals by the Shareholders’ Nomination Board to the Extraordinary General Meeting

On 29 September, the proposals by the Shareholders’ Nomination Board to the Extraordinary General Meeting making a decision on the merger between Altia Plc and Arcus ASA were announced. These include proposals on the number of members of the Board of Directors, composition of the Board of Directors and remuneration of the new members of the Board of Directors, as well as an amendment and temporary deviation from the Charter of Altia’s Shareholders’ Nomination Board. The complete proposals are available at www.altiagroup.com/investors.

Extraordinary General Meeting 2020

On 2 October, the notice to the Extraordinary General Meeting (EGM) to be held on 12 November 2020 was published. Altia’s Board of Directors proposes that the EGM makes a decision on the approval of the statutory cross-border

Business Review | January–September 2020 | 6 November 2020 | page 9

absorption merger of Arcus into Altia in accordance with the merger plan approved by the Boards of Directors of Altia and Arcus dated 29 September 2020. The complete notice to the EGM is available at www.altiagroup.com/investors.

Merger of Altia and Arcus

The Boards of Directors of Altia Plc and Arcus ASA jointly announced on 29 September 2020 that Altia and Arcus have entered into a combination agreement to form a leading Nordic wine and spirits brand house. The combination will be implemented as a statutory cross-border absorption merger whereby Arcus will be merged into Altia and dissolved.

The shareholders of Arcus will receive 0.4618 new shares in Altia for each share in Arcus owned by them, resulting in an aggregate ownership in the Combined Company following completion of 53.5% for Altia shareholders and 46.5% for Arcus shareholders.

Altia proposes to pay an extra dividend in the total amount of approximately EUR 14.5 million, corresponding to EUR 0.40 per share to Altia’s shareholders before the completion of the merger. The extra dividend will be in addition to the dividend of EUR 0.21 per share authorised by Altia’s 2020 AGM, payable by the end of 2020.

The new combined company will be named ANORA GROUP Plc and its headquarter will be in Helsinki, Finland. ANORA GROUP’s shares will be listed on Nasdaq Helsinki and a temporary secondary listing of the shares will be sought on the Oslo Børs.

Completion of the merger, which is expected during the first half of 2021, is conditional, inter alia, on approval of the respective EGMs of Altia and Arcus, and regulatory approvals including competition clearances having been obtained.

More information about the merger is available at: https://altiagroup.com/investors/merger.

Outlook for 2020

Market outlook

The development of the Group’s business operations and profitability are affected by the competitive environment, the overall economic outlook and changes in alcohol taxation and regulation. Uncertainty related to changes in consumer buying behaviour and consumer demand continues. In addition, overall fluctuations of direct product costs affect the Group’s profitability.

COVID-19 update: Uncertainty in the economy and operating environment is high and the risk of an economic slowdown is high. The recovery of the market depends on the level and extent of government restrictions and recommendations on travel, movement and social distancing, and how these restrictions impact consumer behaviour. The pace of recovery is difficult to estimate and it is affected by changes in consumer behaviour and is expected to vary across sales channels.

Seasonality

There are substantial seasonal fluctuations in the consumption of alcoholic beverages impacting the net sales and cash flow of Altia. The company typically generates large amounts of its revenue and cash flow during the fourth quarter of the year, whereas the first quarter of the year is significantly lower. In addition, excise taxes related to the high season at the end of the year are paid in January, resulting in large cash outflows at the beginning of the year.

Guidance

Altia’s guidance for 2020 was suspended on 29 April 2020 due to the uncertainties related to the COVID-19 pandemic. Despite the uncertainties in the fourth quarter, Altia is providing an updated guidance for 2020. Following the strong profitability development during the first nine months of the year, Altia expects comparable EBITDA for 2020 to be higher than in 2019 (2019: EUR 44.8 million).

Towards the rest of the year, the uncertainties related to COVID-19 have escalated and the negative impacts on Altia’s last and most important quarter are expected to be substantial. The restrictions on social gatherings will limit the festive season and hence impact negatively the Christmas sales. Especially in Scandinavia, the sales volumes of glögg and

Business Review | January–September 2020 | 6 November 2020 | page 10

aquavit are expected to be lower than in the previous year. Further, the significant negative impact on sales in travel retail is expected to continue.

In Altia Industrial, the escalated uncertainties relate to the decreased demand for starch, the tight situation on the ethanol market, the lower contract manufacturing volumes and the expected higher cost base due to increased barley cost.

Events after the period

Approval of merger prospectus

On 23 October, the Finnish Financial Supervision Authority approved the the prospectus prepared for the merger of Altia and Arcus. The prospectus is available at: www.altiagroup.com/investors.

Helsinki, 5 November 2020

Altia Plc

Board of Directors

IMPORTANT INFORMATION

The securities referred to in this document in relation to the merger have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States (as such term is defined in Regulation S under the U.S. Securities Act) and may not be offered, sold or delivered, directly or indirectly, in or into the United States absent registration, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and in compliance with any applicable state and other securities laws of the United States. This document does not constitute an offer to sell or solicitation of an offer to buy any of the shares in the United States. Any offer or sale of new Altia shares made in the United States in connection with the merger may be made pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 802 thereunder.

Altia is a Finnish company and Arcus is a Norwegian company. The transaction, including the information distributed in connection with the merger and the related shareholder votes, is subject to disclosure, timing and procedural requirements of a non-U.S. country, which are different from those of the United States. The financial information included or referred to in this document has been prepared in accordance with IFRS, which may not be comparable to the accounting standards, financial statements or financial information of U.S. companies or applicable in the United States.

It may be difficult for U.S. shareholders of Arcus to enforce their rights and any claim they may have arising under U.S. federal or state securities laws, since Altia and Arcus are not located in the United States, and all or some of their officers and directors are residents of non-U.S. jurisdictions. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment. U.S. shareholders of Arcus may not be able to sue Altia or Arcus or their respective officers and directors in a non-U.S. court for violations of U.S. laws, including federal securities laws, or at the least it may prove to be difficult to evidence such claims. Further, it may be difficult to compel Altia or Arcus and their affiliates to subject themselves to the jurisdiction of a U.S. court. In addition, there is substantial doubt as to the enforceability in a foreign country in original actions, or in actions for the enforcement of judgments of U.S. courts, based on the civil liability provisions of the U.S. federal securities laws.

Arcus’ shareholders should be aware that Altia is prohibited from purchasing Arcus’ shares otherwise than under the merger, such as in open market or privately negotiated purchases, at any time during the pendency of the merger under the Merger Plan.

Business Review | January–September 2020 | 6 November 2020 | page 11

Appendix:

Reconciliation of alternative performance measures (APM) to IFRS figures and items affecting comparability (IAC)

EUR million	Q3 20	Q3 19	Q1-Q3 20	Q1-Q3 19	2019
Items affecting comparability
Net gains or losses from business and assets disposals	-	-0.0	-	-0.2	0.1
Cost for closure of business operations and restructurings	-	-	-0.3	-0.1	-0.2
Major corporate projects
Costs related to the closed voluntary pension scheme	-	-1.6	-0.5	-1.6	-1.6
Costs related to relating to the merger plan of Altia and Arcus	-5.9	-	-5.9	-	-
Total items affecting comparability	-5.9	-1.6	-6.6	-1.8	-1.7

Comparable EBITDA
Operating result	4.5	5.3	13.7	9.8	25.1
Less:
Depreciation, amortisation and impairment	4.3	4.5	13.1	13.5	17.9
Total items affecting comparability	5.9	1.6	6.6	1.8	1.7
Comparable EBITDA	14.6	11.4	33.4	25.1	44.8
% of net sales	16.9	13.5	14.2	10.1	12.4

Comparable EBIT
Operating result	4.5	5.3	13.7	9.8	25.1
Less:
Total items affecting comparability	5.9	1.6	6.6	1.8	1.7
Comparable EBIT	10.3	6.9	20.3	11.6	26.8
% of net sales	11.9	8.2	8.6	4.7	7.5

Altia presents alternative performance measures as additional information to financial measures presented in the consolidated income statement, consolidated balance sheet and consolidated statement of cash flows prepared in accordance with IFRS. In Altia’s view, alternative performance measures provide significant additional information on Altia’s results of operations, financial position and cash flows to management, investors, analysts and other stakeholders.

Alternative performance measures should not be viewed in isolation or as a substitute to the IFRS financial measures. All companies do not calculate alternative performance measures in a uniform way, and therefore Altia’s alternative performance measures may not be comparable with similarly named measures presented by other companies.

Business Review | January–September 2020 | 6 November 2020 | page 12

The definitions and reasons for the use of financial key indicators

Key figure	Definition	Reason for the use
EBITDA	Operating result before depreciation and amortization	EBITDA is the indicator to measure the performance of the Group.
EBITDA margin, %	EBITDA / Net sales
Comparable operating result Comparable operating margin, % Comparable EBITDA Comparable EBITDA margin, % Items affecting comparability

Operating result excluding items affecting comparability

Comparable operating result / Net sales

EBITDA excluding items affecting comparability

Comparable EBITDA / Net sales

Material items outside normal business, such as net gains or losses from business and assets disposals, impairment losses, cost for closure of business operations and restructurings, major corporate projects including direct transaction costs related to business acquisitions, voluntary pension plan change and costs related to other corporate development.

Comparable EBITDA, comparable EBITDA margin, comparable operating result and comparable operating margin are presented in addition to EBITDA and operating result to reflect the underlying business performance and to enhance comparability from period to period. Altia believes that these comparable performance measures provide meaningful supplemental information by excluding items outside normal business, which reduce comparability between the periods.

Comparable EBITDA is an internal measure to assess performance of Altia and key performance measure at segment level together with Net Sales.

Comparable EBITDA margin is also one of Altia’s financial targets. Comparable EBITDA is commonly used as a base for valuation purposes outside the Company and therefore important measure to report regularly.

Borrowings	Non-current borrowings + Current borrowings

Net debt	Borrowings+non-current and current lease liabilities – cash and cash equivalents	Net debt is an indicator to measure the total external debt financing of the Group.
Gearing, %	Net debt / Total equity	Gearing ratio helps to show financial risk level and it is a useful measure for management to monitor the level of Group’s indebtedness. Important measure for the loan portfolio.
Equity ratio, %	Total equity / (Total assets – Advances received)	Equity / assets ratio helps to show financial risk level and it is a useful measure for management to monitor the level of Group’s capital used in the operations.
Net debt / Comparable EBITDA	Net debt / Comparable EBITDA	The level of Net debt / Comparable EBITDA is one of Altia’s financial targets.
Earnings / share	Result for the period attributable to shareholders of the parent company/Share-issue adjusted number of shares during the period

Business Review | January–September 2020 | 6 November 2020 | page 13

ALTIA

Additional information:
Pekka Tennilä, CEO
Juhana Jokinen, Interim CFO

Contacts:
Analysts and investors: Tua Stenius-Örnhjelm, Investor Relations, tel. +358 40 7488864
Media: Petra Gräsbeck, Corporate Communications, tel. +358 40 767 0867

The Q3 results presentation will be held on 6 November 2020 at 11:00 am EET as a Microsoft Teams Meeting. We recommend that participants join the event using the online meeting option. Call-in option is also available.

Option A: Online meeting
Access meeting online here: Altia's Q3 results presentation

Option B: Call-in
Call into the meeting about 5 minutes earlier at the following numbers:

FI: +358 9 2310 6678
SE: +46 8 502 428 54
UK: +44 20 3443 9579
US: +1 917-781-4622
Conference ID: 178 349 180#

Q&A
We recommend that questions to the management are sent through the Teams chat.

Presentation material and on-demand recording
The presentation material will be shared in the online meeting and it can be downloaded on Altia's website at: www.altiagroup.com/investors. A recording of the event will be available later at the same address.

Distribution:
Nasdaq Helsinki Ltd
Principal media
www.altiagroup.com